Replacement of members of Compensation Committee Date of events: 2013/06/25 Contents:

1.	Date of occurrence of the change:2013/06/25

2.	Name of the functional committees: Compensation Committee

3.	Name and resume of the replaced member: Chung-Yu Wang, independent director of the company;

Chung-Fern Wu, independent director of the company; Jeng-Fang Jong, representative of juristic-person director.

4. Name and resume of the new member: Chung-Yu Wang, independent director of the company; Chung-Fern Wu, independent director of the company; Tain-Jy Chen, independent director of the company.

5. Type of the change (please enter: “resignation”, “discharge”, tenure expired” or “new appointment”):tenure expired and new appointment

6.	Reason of the change: the election of the Company’s Directors

7.	Original term (from __________ to __________ ): from 2011/08/26 to 2013/06/17

8.	Effective date of the new member: 2013/06/25

9.	Any other matters that need to be specified: None